January 29, 2010
Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Core-Mark Holding Company, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Definitive Proxy Statement on Schedule 14A Filed on April 20, 2009
Forms 10-Q for the Fiscal Quarters Ended
March 31, 2009, June 30, 2009, and September 30, 2009
File No. 000-51515
Dear Mr. Owings:
This letter responds to the comments raised in your letter dated December 30, 2009 regarding your review of the above referenced Company filings. We have repeated your comments below in italics and following each comment is our response which includes, where necessary, the additional disclosures we propose to make in our future filings.
Form 10-K for the fiscal year ended December 31, 2008
Item 1. Business, page 1
1.	In an appropriate place in this section, please discuss the extent to which your business is seasonal. Please refer to Item 101 of Regulation S-K.

Response: We will revise our disclosure in our business section to discuss seasonality. In future filings, starting with our Annual Report on Form 10-K for the year ending December 31, 2009, our disclosure will be similar to the following:

“Seasonality
We typically generate slightly higher revenues and gross profits during the warm weather travel months (May through September) than in other times throughout the year. We believe this occurs because the convenience store industry which we serve tends to be busier during this period due to vacation and travel. During the second and third quarter of 2008 we generated approximately 53% of our net sales for the fiscal year. ”
Item 1A. Risk Factors, page 10
2.	You stated in the introductory paragraph to this section that “the risk and uncertainties described below are not the only ones we face.” This statement may imply that you have not discussed all material risks that you face. Please confirm that you have discussed all material risks that you face and, if not, please discuss those risks. Also, please confirm that in future filings you will omit any statement which may imply that you have not discussed all of your material risks in this section.

Core-Mark Holding Company, Inc.
January 29, 2010
Response: We confirm that we have discussed all material risks of which we are currently aware. In future filings, starting with our Annual Report on Form 10-K for the year ending December 31, 2009, we will omit the sentence “the risk and uncertainties described below are not the only ones we face.”
We depend on our senior management and key personnel, page 15
3.	Please identify the members of senior management and key personnel that you are referring to in this risk factor.

Response: We will revise the language in this risk factor to specifically identify the members of senior management. In future filings, starting with our Annual Report on Form 10-K for the year ending December 31, 2009, we will revise our disclosure to be similar to the following:

“We depend on our senior management and key personnel.
We substantially depend on the continued services and performance of our senior executive officers as named in our Proxy Statement. We do not maintain key person life insurance policies on these individuals, and we do not have employment agreements with any of them. The loss of the services of any of our senior executive officers could harm our business.”
Performance Comparison, page 22
4.	You state your cumulative stockholder return is based on an investment of $100 and is measured by the per share price change for the period by the share price at the beginning of the measurement period. However, Item 201(e) states cumulative total shareholder return should also assume dividend reinvestment. Please advise if your comparison assumed dividend reinvestment for those companies in the peer group, Russell 2000 Index and Nasdaq Index and if not, please revise your table, as appropriate, to assume dividend reinvestment. In the alternative, please tell us why it was not appropriate to assume dividend reinvestment when constructing your comparison. Please refer to Item 201(e) of Regulation S-K.

Response: We confirm that the comparison of cumulative stockholder return assumed dividend reinvestment for those companies in the peer group, Russell 2000 Index and Nasdaq Index. In future filings, starting with our Annual Report on Form 10-K for the year ended December 31, 2009, we will revise our disclosure as follows:
“Cumulative total return to stockholders is measured by per share price change for the period by the share price at the beginning of the measurement period. Core-Mark’s cumulative stockholder return is based on an investment of $100 on November 7, 2005 and is compared to the total return of the NASDAQ Non-Financial Stock Index, the Russell 2000 Index, and the weighted average performance of the Performance Peer Group over the same period with a like amount invested, including the assumption that any dividends have been reinvested.”
Net Sales of Food/Non-Food Products, page 31
5.	Where changes in your operating results are caused by more that one factor, please quantify the effect of each factor on the change, if possible. For example, rather than stating that your increased sales “was due primarily to increases in our food, candy and other tobacco product categories driven by the Company’s sales and marketing initiatives and the addition of our new Toronto and New England division,” please specify how much of the increase in your net sales of food/ non-food products is attributable to each source. Also, your discussion of the increase in your Selling, General and Administrative Expenses was due to several factors. Please discuss how much of the increase in your Selling, General and Administrative Expenses was due to each factor. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Core-Mark Holding Company, Inc.
January 29, 2010
Response: In our future filings, when we discuss changes in our operating results that are caused by more than one factor we will quantify the primary effect or provide a relative measure of the effect caused by each factor, where appropriate within the Management Discussion and Analysis section and the respective financial statement disclosures. Starting with our Annual Report on Form 10-K for the year ended December 31, 2009, and in our subsequent Quarterly Reports on Form 10-Q, we will revise our disclosures to be similar to the following:
“Net Sales of Food/Non-Food Products. Net sales of food and non-food products for 2008 increased $222.3 million, or 13.1%, to $1,920.1 million from $1,697.8 million for 2007. The following table provides the increases in net sales by product category for our Food/Non-Food Products (in millions):

	2008	2007	Increase / (Decrease)
Product Category	Net Sales	Net Sales	Dollars	%
Food	710.1	596.7	113.4	19.0%
Candy	401.3	349.8	51.5	14.7%
Other Tobacco Products	402.7	353.4	49.3	14.0%
Health, Beauty & General	220.1	206.2	13.9	6.7%
Non-alcholholic Beverages	180.9	186.4	(5.5)	-3.0%
Equipment / Other	5.0	5.3	(0.3)	-5.7%

Total Food/Non-Food Products	1,920.1	1,697.8	222.3	13.1%

The addition of our Toronto and New England divisions contributed $83.1 million of incremental Food/Non-Food sales in 2008. The remainder of the increase in our Food/Non-Food sales was driven in general by our sales and marketing initiatives. Total net sales of food and non-food products as a percentage of total net sales was 31.8% for 2008 compared to 30.5% for 2007. ”
“Selling, General and Administrative (“SG&A”) Expenses. SG&A expenses increased $10.4 million, or 8.7%, to $129.4 million in 2008 from $119.0 million in 2007. SG&A expenses were impacted in 2007 by a $5.9 million bad debt charge related to two customers that filed for bankruptcy protection and a workers’ compensation benefit of $3.1 million related to favorable claims experience prior to 2007. Excluding these two items, SG&A expenses increased by $13.2 million, or 11.4%, in 2008. The increase for 2008 was due primarily to higher employee benefit costs including a $3.6 million increase in healthcare costs and a $1.7 million increase in workers’ compensation costs due to a higher wage base, increased medical costs, and an increase in the severity of certain claims. The addition of the Toronto and New England divisions increased SG&A by $4.5 million and employee bonus expense increased $2.3 million as a result of an increase in the number of employees qualifying in 2008. As a percentage of net sales, SG&A expenses were 2.1% for both 2008 and 2007. ”
Exhibit 10 — Material Contracts
6.	Please file complete copies of material agreements, including all exhibits, schedules and attachments. See Item 601(b)(10) of Regulation S-K. For example, we note that you have not provided all of the schedules and/or exhibits or provided complete schedules and/or exhibits to the following exhibits:
•	Exhibit 10.18 — Credit Agreement, dated October 12, 2005;

•	Exhibit 10.20 — Pledge and Security Agreement, dated October 12, 2005 (Schedule I — in particular).
While Item 601(b)(2) of Regulation S-K permits you to provide omitted information supplementally, there is not a similar provision in Item 601(b)(10) of Regulation S-K. Please review your material agreements and re-file complete agreements with your next periodic report. Please confirm your understanding in this regard.

Core-Mark Holding Company, Inc.
January 29, 2010
Response: We have reviewed our filings and will re-file complete agreements to include any missing exhibits, schedules or attachments in our next periodic report which will be our Annual Report on Form 10-K for the year ended December 31, 2009. Please note that Schedule I of the Pledge and Security Agreement was intended to be blank and to be filled in only if the items are applicable.
Exhibit 10.19
7.	We note your reference to this exhibit, however, we are unable to determine where this exhibit can be found. Please include language that incorporates this exhibit by reference. Alternatively, you may file exhibit with your filing.

Response: As discussed with SEC staff on January 14, 2009, Exhibit 10.19 was included with the filing of our Annual Report on Form 10-K for the year ended December 31, 2008.
Definitive Proxy Statement on Schedule 14A
8.	We note that it does not appear that your website contains a list of any beneficial ownership reports filed pursuant to Section 16(a) of the Exchange Act even though several such forms were filed over the last 12-month period. Please revise or advise. Refer to Rule 16a-3(k) of the Exchange Act.

Response: We will update our corporate website, with the assistance of an outside vendor, to be fully compliant with Rule 16a-3(k) of the Exchange Act. We expect our updated website to be operational and in full compliance by the time we file our Annual Report on Form 10-K for the year ended December 31, 2009.
Certain Relationships and Related Transactions, page 10
9.	Please expand your discussion to better describe the types of transactions that are covered by your related transaction policies and the standard your audit committee applies when reviewing related party transactions. Please refer to Item 404(b) of Regulation S-K.

Response: The types of transactions covered by our related party transactions policy are set forth in our Code of Business Ethics and Conduct (as posted on our website). In future filings we will enhance our disclosure in our Proxy Statement to better describe and indicate the types of transactions covered by the policy, such as when an employee has a material financial interest in a competitor, customer or supplier or acquires a property in which we have an interest. We will also list the basic standards applied by the audit committee in evaluating such transactions. Starting with our Proxy Statement for our 2010 Annual Meeting our disclosure for related party transactions will be similar to the following:

“Certain Relationships and Related Transactions
Transactions with Directors and Management
Under our Code of Business Conduct and Ethics, all transactions involving a conflict of interest (including transactions between the Company and an entity in which an officer, director, employee or family member has more than a 1% interest) must be disclosed to and discussed with the applicable Division President or our Chief Financial Officer. This policy specifically applies without limitation to purchases of goods or services by or from related parties or entities in which the related person has a material interest, indebtedness, or guarantees of indebtedness. Our Audit Committee Charter provides that the Audit Committee shall review, discuss and approve or disapprove any transactions or courses of dealing with related parties that exceed $100,000 in any calendar year. In determining whether to approve or ratify a related party transaction or relationship, the Audit Committee will take into account, among other factors it deems appropriate, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction.”

Core-Mark Holding Company, Inc.
January 29, 2010
Compensation Discussion and Analysis, page 17
How We Determine the Amounts to Pay, page 19
10.	Please discuss why you increased the salary of each named executive officers in the amounts noted in this section.

Response: For 2009, the Compensation Committee determined that increases in base compensation were appropriate for each executive due to changes in the cost of living and market adjustments based on level of responsibility. We will revise our future filings, starting with our Proxy Statement for our 2010 Annual Meeting, to include disclosure of why material adjustments, if any, were made to base salaries of our named executive officers. We anticipate our disclosure will be similar to the following:

“How We Determine the Amounts We Pay

Base Salary
In setting, reviewing and adjusting base salaries and the levels and scope of our benefits programs we consider a number of factors, including both external factors such as market conditions as well as other factors that are not readily measured by performance goals. Such factors include: the specific expertise, capabilities and potential of the individual; our perception of market wage conditions and the amounts required to attract and retain capable executives; and our experience in attracting and keeping managers with similar responsibilities.
We do not ascribe to rigid, formulaic, mandated salary brackets. Our Chief Executive Officer (CEO) recommends base salaries for our executive management team (including our named executive officers) based on the CEO’s subjective evaluation of each executive’s general level of performance and contribution to our Company over the prior year. These recommendations are then evaluated, discussed, modified as appropriate and ultimately approved by the Compensation Committee. The Compensation Committee’s review and approval occurs at the regularly scheduled meeting of the Committee held in January of each year.
Base salaries for 2008 were set by our Compensation Committee in January 2008. In January 2009, the Compensation Committee approved new base salaries for 2009. The increases in base salary for 2009 was attributable to cost-of-living and market adjustments based on the level of responsibility for each named executive.
Base salaries of our named executive officers for 2008 and 2009 are disclosed in the table below.

Officer	2008 Base	2009 Base	Percentage Increase
J. Michael Walsh	$470,452	$483,389	2.8%
Stacy Loretz-Congdon	$268,683	$282,117	5.0%
Christopher L. Walsh	$240,402	$247,614	3.0%
Christopher M. Murray	$206,000	$221,450	7.5%
Thomas B. Perkins	$240,000	$247,200	3.0%”
Equity Incentive Program, page 22
11.	Please provide the actual results under each of the metrics set for the 2008 equity incentive program and describe how you calculated the “approved award percentage” for each component.

Response: Our disclosure in the Proxy Statement currently includes the specific thresholds for each of the three performance measures under our 2008 equity incentive program. We also state the actual threshold achieved and the amount of incentive compensation earned by the executive (if any) when measured against each of these metrics. While the staff has requested the actual results under each of the metrics, we believe that disclosure of results not otherwise public is not appropriate because disclosure of the actual results of the metrics is not material to a fair understanding of our compensation policies or the named executive officers’ compensation for the most recently completed fiscal year.

Core-Mark Holding Company, Inc.
January 29, 2010
Instruction 2 to Item 402(b) of Regulation S-K (“Instruction 2”) provides that the CD&A should cover actions regarding executive compensation that were taken after the last fiscal year’s end where such actions “could affect a fair understanding of the named executive officer’s compensation for the last fiscal year end.” We believe that because investors receive disclosure of the threshold amounts, the level of thresholds achieved and the award amounts earned, disclosure of the specific results of the metrics would not affect a fair understanding of the named executive officers’ compensation for the most recently completed fiscal year. In addition, we note that our thresholds are set in relatively narrow ranges such that an investor will have a reasonable understanding of the metric achieved. Accordingly, we believe disclosure is not required in accordance with Instruction 2.
With regard to the “Approved Award Percentage,” such amount represents the percentage of performance shares earned by the executives in accordance with the level of performance achieved. The percentage earned for each metric is calculated by multiplying the percentage of the overall award applicable to such metric (the “Weight of Total Shares,” generally 33.3%) by the level of performance achieved. A “Threshold” level of performance results in one-third (or approx. 33.3%) of the shares applicable to the award being earned. An “Outstanding” or “Exceptional” level of performance result in two-thirds or the full amount, respectively, being earned. If the level of performance falls between two levels (Threshold and Outstanding for example), the percentage is determined by a straight line pro-ration between two levels based upon the actual performance achieved. For example, for the “Iron Bar” metric for fiscal 2008, the level of performance was slightly above “Threshold,” but below “Outstanding,” thus the pro-rated performance between these two levels was 37.6% (see the footnotes to the table of “2008 Performance Shares Awarded Based on Achieved Performance” on page 23 of the Proxy Statement). The Approved Award Percentage for Iron Bar of 12.5% was the product of the Weight of Total Shares (33.3%) multiplied by the level of performance (37.6%).
Compensation of the Named Executive Officers for Year Ended..., page 24
12.	Please provide in this section or in your “Bonus Parameters and Requirements for 2008 and 2009” section the actual results for each performance metric. In this regard, we note that you indicate at what level each measure was satisfied but it would be helpful to know by exactly how much.

Response: Our disclosure in the Proxy Statement currently includes the specific thresholds for each quantitative performance measures under our bonus program. We also state the actual threshold achieved for such quantitative performance measure and the percentage of bonus applicable to such measure. While the staff has requested the actual results under each of these metrics, we believe that disclosure of results not otherwise public is not appropriate because disclosure of the actual results of these metrics is not material to a fair understanding of our compensation policies or the named executive officers’ compensation for the most recently completed fiscal year.

Instruction 2 to Item 402(b) of Regulation S-K (“Instruction 2”) provides that the CD&A should cover actions regarding executive compensation that were taken after the last fiscal year’s end where such actions “could affect a fair understanding of the named executive officer’s compensation for the last fiscal year end.” We believe that because investors receive disclosure of the threshold amounts, the level of thresholds achieved and the amounts earned, disclosure of the specific results of the metrics would not affect a fair understanding of the named executive officers’ compensation for the most recently completed fiscal year. In addition, we note that our thresholds are set in relatively narrow ranges such that an investor will have a reasonable understanding of the metric achieved. Accordingly, we believe disclosure is not required in accordance with Instruction 2.

13.	We note that a component to certain named executive officer’s bonus is “Various individual non-financial objectives.” Please generally discuss here or in your “Bonus Parameters and Requirements for 2008 and 2009” section these criteria. Also, for each named executive officer whose bonus components include “various individual non-financial objectives” please explain how the Compensation Committee reached its assessment in each instance.

Core-Mark Holding Company, Inc.
January 29, 2010
Response: We will revise our disclosure to include a general discussion of the various individual non-financial objectives under our bonus program for each of our named executive officers. We will also include additional disclosure regarding how our Compensation Committee reached its assessment of the percentage earned for each named executive officer whose bonus components included “various individual non-financial objectives.” In future filings, starting with our Proxy Statement for our 2010 Annual Meeting, we anticipate adding additional disclosure which will be similar to the following:
“Bonus Parameters and Requirements for 2008
Company and Individual Objective Requirements
The individual objectives for each of our named executive officers are tailored to the responsibilities of the executive and vary based upon their roles within the company. For fiscal 2008, the various individual non-financial objectives for our President and Chief Executive Officer, J. Michael Walsh, included improving sales productivity, management performance in certain divisions and employee turnover. The objectives for our Senior Vice President and Chief Financial Officer, Stacy Loretz-Congdon, included effective management of the finance organization, compliance with public company reporting requirements and successful implementation of any new corporate finance initiatives such as our share buy-back program. The objectives for our Senior Vice President- Marketing and Vendor Consolidation, Christopher M. Murray, included effective management and planning for the consolidation of vendor purchases in certain areas. The objectives for our Senior Vice President-Resources, Thomas B. Perkins, included effective management and allocation of resources to support the organization. Our Senior Vice President-U.S. Distribution (West), Christopher L. Walsh, had no individual non-financial objectives set for fiscal 2008.
For fiscal 2008, following the end of the fiscal year, our CEO evaluated the level of achievement for each executive’s individual objectives and made a recommendation to our Compensation Committee regarding the appropriate level of bonus percentage earned. These recommendations were then evaluated, discussed, modified as appropriate and ultimately approved by our Compensation Committee.”
Other Considerations, page 29
14.	We note that the Compensation Committee retained Towers Perrin to review all elements of your compensation and compare them to your peer companies. To the extent to which you engaged in benchmarking, please provide the benchmark and the benchmark components, including component companies. Please refer to Item 402 of Regulation S-K and Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Response: While the Towers Perrin report included some benchmarking as part of their process, we did not include such information in the Proxy Statement for our 2009 Annual Meeting because the Compensation Committee determined that such companies were not true peer companies that were comparable to Core-Mark because of their type of business and operating margins and our direct competitors do not publicly disclose their operating results or executive compensation information. Therefore the benchmarking data was of limited relevance and not used in their decision making. In future filings, starting with our Proxy Statement for our 2010 Annual Meeting, to the extent that we conduct and utilize benchmarking in our compensation decisions, we will include a disclosure of the relevant benchmark and its components.

Core-Mark Holding Company, Inc.
January 29, 2010
We acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact us at (650) 589-9445 with any follow up questions you may have.
Sincerely,
CORE-MARK HOLDING COMPANY, INC.
by:

/s/ J. Michael Walsh	/s/ Stacy Loretz-Congdon

J. Michael Walsh	Stacy Loretz-Congdon
President & CEO	Chief Financial Officer